SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Records a Load Factor of 73.6% and Demand Growth of 11.2% in October

Demand in the domestic and international markets grows by 8.3% and 37.8%, respectively, over October 2009.

São Paulo, November 8, 2010 – GOL Linhas Aéreas Inteligentes S.A.(BM&FBovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, recorded an 11.2% year-on-year demand increase of its route network, led by the 37.8% upturn in international demand.

Demand

In October 2010, demand on the Company’s total route network increased by 11.2% over October 2009 and by 0.6% over the previous month.

Demand on the domestic market moved up by 8.3% year-on-year, driven by a combination of: (i) more frequent and regular flights between Brazil’s main airports; (ii) improved punctuality and regularity indicators; (ii) dynamic fare management, encouraging demand from leisure travelers booking their trips in advance; (iv) the revitalization of the SMILES mileage program; and (v) a focus on short-haul flights (around 95% of GOL’s flights last for less than three hours);

Operating Data	October 2010*	October 2009*	% Chg, (YoY)	September 2010*	% Chg, (MoM)
Total System
ASK (mm) (1)	3,758.8	3,455.6	8.8%	3,650.8	3.0%
RPK (mm) (2)	2,764.6	2,485.8	11.2%	2,748.4	0.6%
Load Factor (3)	73.6%	71.9%	1.6 p.p	75.3%	-1.7 p.p
Domestic Market
ASK (mm) (1)	3,284.3	3,077.3	6.7%	3,177.1	3.4%
RPK (mm) (2)	2,424.5	2,238.9	8.3%	2,404.2	0.8%
Load Factor (3)	73.8%	72.8%	1.1 p.p	75.7%	-1.9 p.p
International Market
ASK (mm) (1)	474.5	378.3	25.4%	473.7	0.2%
RPK (mm) (2)	340.1	246.9	37.8%	344.2	-1.2%
Load Factor (3)	71.7%	65.2%	6.4 p.p	72.7%	-1.0 p.p

(*)October 2010 - preliminary figures; October 2009 and September 2010 ANAC figures.

Demand on the Company’s international route network grew by 37.8% year-on-year, and fell by 1.2% over September 2010, mainly due to the continuing recovery of the Latin American economy, as well as: (i) the launch of new VARIG routes to the Caribbean; (ii) adjustments to the international route network with a focus on profitability (especially in Argentina, Chile and Uruguay); (iii) the use of B767s for international charter flights; and (iv) the appreciation of the Brazilian real against the U.S. dollar, favoring tourism in the Southern Cone and the Caribbean.

Capacity

Capacity increased by 8.8% over October 2009 (in line with its disciplined capacity addition), chiefly due to the improved economic scenario in Brazil and Latin America, in addition to: (i) the maintenance of a longer average flight stage; (ii) increased aircraft productivity; (iii) fleet renewal (replacing B737-300s with 737-700/800s, which have more seats); and (iv) the reactivation of B767 aircraft for international charter flights, allowing the Company to dilute the fixed leasing costs of these assets.

In comparison with September 2010, supply moved up by 3.0%, mainly due to higher fleet utilization.

Load Factor and Yield

As a result of the factors mentioned above, GOL’s total load factor in October 2010 came to 73.6% (1.6 p.p. up year-on-year and 1.7 p.p. down on the month before). Yield was approximately R$ 19.00 cents (R$), 10.4% higher than in October 2009, while revenue per passenger climbed by more than 22%.

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.

(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.

(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 52 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 08, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.